UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 333-256665

Abits Group Inc

Level 11 Lee Garden One

33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

As previously reported, on October 12, 2023, the Registrant received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Registrant that the minimum closing bid price per share for its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Registrant was provided 180 calendar days, or until April 9, 2024, to regain compliance with the Minimum Bid Price Rule.

Since then, Nasdaq has determined that for 10 consecutive business days, from December 26, 2023 through January 9, 2024, the closing bid price of the Registrant’s ordinary shares has been at $1.00 per share or greater. On January 10, 2024, Nasdaq notified the Registrant that the Registrant has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

On January 11, 2024, the Registrant issued a press release titled “Abits Group Regains Compliance with NASDAQ Minimum Bid Price Requirement.” A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated January 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITS GROUP INC

Date: January 11, 2024	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer